UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 32

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,348,653,805	$92,302.09

(1)

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 100,757,349 shares of Terra Industries Inc. common stock (the sum of (x) 99,700,706 shares of Terra Industries Inc. common stock outstanding and (y) 1,057,643 shares of Terra Industries Inc. common stock issuable upon the vesting of restricted stock and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on February 17, 2009 ($23.31).

(2)	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94,900.57	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4 (333-157462) and Schedule TO	Date Filed: February 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 32 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 23, 2009, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Acquisition Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by CF Holdings, through Composite, to exchange each of the issued and outstanding shares of common stock, without par value, of Terra Industries Inc., a Maryland corporation (“Terra”), for 0.4235 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the Offer to Exchange (as defined below) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

CF Holdings filed on April 14, 2009, Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-157462) relating to the offer and sale of the CF Holdings common stock to be issued to holders of Terra common stock in the Offer.  The terms and conditions of the Offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (as amended, the “Offer to Exchange”), and the related Letter of Transmittal, which are set forth as Exhibit (a)(4) and Exhibit (a)(1)(A) hereto, respectively.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On August 25, 2009, Mr. Wilson received a letter from the board of directors of Terra indicating that the Terra board had rejected our revised proposal as set forth in Mr. Wilson’s letter dated August 5, 2009. The letter from Terra read as follows:

August 25, 2009

Mr. Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, IL 60015

Dear Mr. Wilson:

The Board of Directors of Terra Industries Inc., with the assistance of its financial and legal advisors, has carefully considered your latest proposal to combine our companies. Our Board has unanimously concluded that this most recent version of your proposal continues to run counter to Terra’s strategic objectives, substantially undervalues Terra both absolutely and relative to CF, and would deliver less value to our shareholders than would owning Terra on a stand-alone basis.

Accordingly, we reject your proposal.

Sincerely,

Michael L. Bennett	Henry R. Slack
President and Chief Executive Officer	Chairman of the Board

On August 25, 2009, CF Holdings issued a press release reiterating its commitment to the proposed business combination with Terra.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(PP)                                         CF Holdings press release, dated August 25, 2009 (incorporated by reference to CF Holdings Rule 425 Filing, dated August 26, 2009)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE ACQUISITION CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: August 26, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(a)(5)(A)	CF Holdings press release, dated February 23, 2009*
(a)(5)(B)	CF Holdings press release, dated March 9, 2009*
(a)(5)(C)	CF Holdings investor presentation, dated March 9, 2009*
(a)(5)(D)	CF Holdings letter to employees, dated March 9, 2009*
(a)(5)(E)	Current Report on Form 8-K filed by CF Holdings March 11, 2009*
(a)(5)(F)	CF Holdings press release, dated March 12, 2009*
(a)(5)(G)	CF Holdings press release, dated March 20, 2009*
(a)(5)(H)	CF Holdings press release, dated March 23, 2009*
(a)(5)(I)	CF Holdings press release, dated March 23, 2009*
(a)(5)(J)	CF Holdings investor presentation, dated March 23, 2009*
(a)(5)(K)	Transcript of CF Holdings investor/analyst conference call on March 23, 2009*
(a)(5)(L)	CF Holdings letter to employees, dated March 23, 2009*
(a)(5)(M)	CF Holdings press release, dated March 29, 2009*
(a)(5)(N)	CF Holdings investor presentation, dated March 2009*
(a)(5)(O)	CF Holdings meeting materials, dated April 2009*
(a)(5)(P)	CF Holdings letter to stockholders, dated April 9, 2009*
(a)(5)(Q)	CF Holdings press release, dated April 14, 2009*
(a)(5)(R)	CF Holdings investor presentation, dated April 2009*
(a)(5)(S)	CF Holdings press release, dated April 15, 2009*
(a)(5)(T)	CF Holdings press release, dated April 23, 2009*
(a)(5)(U)	CF Holdings press release, dated April 24, 2009*
(a)(5)(V)	CF Holdings press release, dated May 11, 2009*
(a)(5)(W)	CF Holdings press release, dated May 15, 2009*
(a)(5)(X)	CF Holdings investor presentation, dated May 2009*
(a)(5)(Y)	CF Holdings press release, dated May 22, 2009*
(a)(5)(Z)	CF Holdings presentation, dated June 3, 2009*
(a)(5)(AA)	CF Holdings press release, dated June 3, 2009*
(a)(5)(BB)	CF Holdings meeting materials, dated June 2009*
(a)(5)(CC)	CF Holdings press release, dated June 16, 2009*
(a)(5)(DD)	CF Holdings press release, dated June 18, 2009*
(a)(5)(EE)	CF Holdings press release, dated June 22, 2009*
(a)(5)(FF)	CF Holdings investor presentation, dated June 25, 2009*
(a)(5)(GG)	CF Holdings press release, dated July 6, 2009*
(a)(5)(HH)	CF Holdings press release, dated July 27, 2009*
(a)(5)(II)	Transcript of CF Holdings investor/analyst conference call on July 28, 2009*
(a)(5)(JJ)	CF Holdings press release, dated August 5, 2009*
(a)(5)(KK)	CF Holdings letter to employees, dated August 5, 2009*
(a)(5)(LL)	CF Holdings investor presentation, dated August 2009 *

(a)(5)(MM)	Transcript of CF Holdings investor/analyst conference call on August 5, 2009*
(a)(5)(NN)	CF Holdings press release, dated August 6, 2009*
(a)(5)(OO)	CF Holdings press release, dated August 21, 2009*
(a)(5)(PP)	CF Holdings press release, dated August 25, 2009**
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed
**	Incorporated by reference to CF Holdings Rule 425 filing on August 26, 2009